January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill, Tim Buchmiller, Li Xiao, Mary Mast

Re:	Alto Neuroscience, Inc.

Registration Statement on Form S-1, as amended

File No. 333-276495

Acceleration Request

Requested Date: Thursday, February 1, 2024

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Alto Neuroscience, Inc. (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:30 P.M., Eastern Time, on February 1, 2024, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC COWEN & COMPANY, LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director & Joint U.S. Head
of Biopharmaceuticals

COWEN & COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nick Oust
Name:	Nick Oust
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]